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Exhibit 2.2

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

    This Amendment No. 1 ("Amendment") to the Asset Purchase Agreement dated as of May 17, 2001 (the "APA"), by and between Preview Systems, Inc., a Delaware corporation ("Seller") and Aladdin Knowledge Systems, Ltd., an Israeli corporation ("Buyer"), is entered into as of July 17, 2001.

    For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. All terms not defined in this Amendment shall have the meanings set forth in the APA.

2. Definitions:

  (a) "Consumer Electronic Device" means an electronic device for use by consumers, such as a cell phone, personal digital assistant, game console, television, set-top box, portable audio player or CD player, (i) which is designed and marketed for a specific primary purpose in the entertainment, educational, communications or other areas, (ii) whose specific primary purpose is not to run the types of applications set forth in the "Personal Computer" definition, and (iii) which contains an Embedded System which completely contains the electronic device's entire operating system; provided, that the term "Consumer Electronic Device" shall not include any Personal Computer.

  (b) "Embedded System" means a chip or chipset containing a microprocessor and memory (such as EPROM or flash memory), into which software can only be loaded by hard-coding or "burning" into such memory, and into which software is loaded by such means prior to incorporation of the Embedded System into a device.

  (c) "Personal Computer" means a desktop computer, laptop computer or network computer, and any other computing device developed in the future which (i) is designed and marketed as a personal computer, (ii) uses a general purpose operating system such as Windows 95, Windows 98, Windows 2000, Windows XP or MAC OS, which permits applications such as databases, spreadsheets, word processing applications, presentations, desktop publishing applications, and/or multimedia capturing, scanning, editing, manipulation and production applications to be run on such computing devices, and (iii) does not contain an Embedded System which completely contains the computing device's entire operating system.

3. In addition to the rights set forth in Section 2.6 of the APA, Buyer hereby grants to Seller, effective as of the Closing, the right to grant a worldwide, perpetual, irrevocable, nonexclusive sublicense, solely to MEI, to further sublicense third parties to use the Non-ESD Products, and any modifications of the Non-ESD Products provided to such third parties by MEI, to enable the Electronic Distribution of Games that can only be played on Consumer Electronic Devices, and associated Content Rendering Code and Distributed Materials, to end users worldwide.

4. All other terms and conditions of the APA shall remain in full force and effect.

    [Signature Page Follows]

    IN WITNESS WHEREOF, the parties have executed this Amendment as of the date written above.

PREVIEW SYSTEMS, INC.
By:	/s/ VINCENT PLUVINAGE Vincent Pluvinage Chief Executive Officer and President
ALADDIN KNOWLEDGE SYSTEMS, LTD.
By:	/s/ AVI BARIR Avi Barir Vice President, Software eCommerce
By:	/s/ STEVE LANGEROCK Steve Langerock Chief Executive Officer Aladdin USA

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Exhibit 2.2
AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT